ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

March 22, 2021	Lisa M. Henry T +1 617 951 7780 Lisa.Henry@ropesgray.com

BY EDGAR

Filing Desk

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: AMG Funds I (Registration Nos. 033-44909 and 811-06520)

Ladies and Gentlemen:

On behalf of AMG Funds I (the “Trust”), we are filing today through EDGAR, pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, a copy of the Trust’s preliminary proxy statement relating to its May 18, 2021 combined special meeting of stockholders of AMG Boston Common Global Impact Fund (formerly AMG Managers Brandywine Fund) and AMG Veritas Global Real Return Fund (formerly AMG Managers Brandywine Blue Fund) (each, a “Fund”). The meeting is being called for the purposes described in the enclosed proxy statement. Copies of the proxy statement are expected to be mailed to the Funds’ shareholders beginning on or about April 8, 2021.

Please direct any questions concerning this filing to the undersigned at (617) 951-7780.

Very truly yours,

/s/ Lisa M. Henry

Lisa M. Henry